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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 Amendment No. 5
                                       to
                                 Schedule 13E-3

                        Rule 13e-3 Transaction Statement

   (Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                                   thereunder)

                            THE WESTWOOD GROUP, INC.
                              (Name of the Issuer)

                            THE WESTWOOD GROUP, INC.
                                Charles F. Sarkis
                                Richard P. Dalton
                                Joseph M. Cassin
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                         (Title of Class of Securities)
                           961754 10 8 (Common Stock)
                      (CUSIP Number of Class of Securities)

                                Richard P. Dalton
                      President and Chief Executive Officer
                               190 V.F.W. Parkway

                           Revere, Massachusetts 02151
                                 (781) 284-2600

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications of Behalf of Person(s) Filing Statement)

                          -----------------------------

                                 with copies to:
                         Francis J. Feeney, Jr., Esquire
                                NIXON PEABODY LLP
                               101 Federal Street
                                Boston, MA 02110
                        Telephone Number: (617) 345-1000

         This statement is filed in connection with (check the appropriate box):

a.       [x]      The filing of solicitation materials or an information
statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

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b.       [ ]      The filing of a registration statement under the Securities
Act of 1933.

c.       [ ]      A tender offer.

d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

         Transaction Valuation              Amount of filing fee

             $160,000 (1)                        $12.94 (1)

1. For purposes of calculating the fee only, this amount assumes the acquisition of an estimated 40,000 shares of the Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, for $4.00 per share in cash to the stockholders holding less than 500 shares of either the Company's Common Stock or Class B Common Stock being cashed out in connection with a 500 to 1 reverse stock split. The amount of the filing fee equals ..0000809 times the aggregate transaction value. As set forth below, $30.92 was previously paid.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     $30.92
Form or Registration No.:                   SC 13E3
Filing Party:                        The Westwood Group, Inc.
Dated Filed:                         October 25, 2002

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                                  INTRODUCTION

         This Amendment No. 5 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3") is being filed by The Westwood Group, Inc., Charles F. Sarkis, Richard P. Dalton and Joseph M. Cassin, pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 5 amends and supplements the Schedule 13E-3 Transaction Statement filed with the SEC on October 25, 2002, as amended by Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed with the SEC on December 23, 2002, as amended by Amendment No. 2 to the Schedule 13E-3 Transaction Statement filed with the SEC on January 23, 2003, as amended by Amendment No. 3 to the Schedule 13E-3 Transaction Statement filed with the SEC on February 12, 2003 and as amended by Amendment No. 4 to the Schedule 13E-3 Transaction Statement filed with the SEC on February 13, 2003. On February 13, 2003, the Westwood Group filed a Definitive Proxy Statement and the accompanying Amendment No. 4 to the Schedule 13E-3 Transaction Statement with the SEC in order to effectuate a 1,500 for 1 reverse stock split of its capital stock. A meeting of the stockholders of the Westwood Group to approve the proposed reverse stock split was scheduled for March 19, 2003. On March 18, 2003, which was one day prior to the scheduled meeting to approve the proposed reverse stock split, the Westwood Group received an Administrative Complaint and Ex Parte Motion for a Temporary Order to Cease and Desist from the Securities Division of the Office of the Secretary of The Commonwealth of Massachusetts. The March 19, 2003 stockholders' meeting to approve the proposed going private transaction was adjourned in order to permit the Westwood Group to address this matter, and the stockholders' vote was never taken.

     On June 16, 2003, the Westwood Group executed an Offer of Settlement and a Consent Order was filed in connection with the Administrative Complaint.

     The Westwood Group is now submitting to its shareholders a new proposal to approve and adopt a Certificate of Amendment to the Westwood Group's Certificate of Incorporation pursuant to which each share of Common Stock, par value $.01 per share, authorized immediately prior to the effectiveness of the proposed amendment will be reclassified into one-five hundredth of one fully paid and non-assessable share of Common Stock, par value $.01 per share, so that every 500 shares of Common Stock issued immediately prior to the effectiveness of the amendment will be combined together to form one full share of Common Stock, par value $.01. At the effective time of the proposed amendment, each share of Class B Common Stock, par value $.01 per share, authorized immediately prior to the effectiveness of the amendment will be reclassified into one-five hundredth of one fully paid and non-assessable share of Class B Common Stock, par value $.01 per share, so that every 500 shares of Class B Common Stock authorized immediately prior to the effectiveness of the amendment will be combined together to form one full share of Class B Common Stock, par value $.01. The Westwood Group will make a cash payment of $4.00 per share to record holders of less than 500 shares of the Common Stock or Class B Common Stock immediately prior to the effectiveness of the amendment. Certificates for fractional shares of Common Stock and Class B Common Stock will be issued following the reverse stock split to holders of greater than 500 shares of either Common Stock or Class B Common Stock immediately prior to the effectiveness of the amendment.

     In addition to receiving the cash payment of $4.00 per share, each record holder being redeemed in connection with the proposed reverse stock split will be entitled to receive an additional cash payment if, within one calendar year from the date of this meeting, the Massachusetts state legislature enacts legislation that expands legalized gaming in The Commonwealth of Massachusetts and such legislation authorizes the Westwood Group to install slot machines at its Wonderland racetrack facility. If such legislation is enacted, the Board of Directors of the Westwood Group, in consultation with an independent financial advisor, will determine the valuation of the Westwood Group in light of such legislation, and based upon such valuation, will pay each redeemed record holder any increase in value

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above the $4.00 per share cash payment received in connection with the reverse stock split, which will be payable at such time and in such manner as determined by the Board of Directors.

     In connection with the proposed reverse stock split, the Board of Directors engaged Schroeder & Co., an independent, third-party private investment bank, to render a fairness opinion from a financial point of view of the consideration to be paid to the holders of the Westwood Group's Common Stock and Class B Common Stock and following due deliberation, the Board of Directors determined to proceed with a new reverse stock split going-private transaction on different terms which are consistent with the terms of the settlement with the Securities Division.

     On July 17, 2003, Joseph M. Cassin, a senior partner at the law firm Cassin, Cassin & Joseph, LLP, was appointed to the Westwood Group's Board of Directors and will now be a filing person with respect to this Schedule 13E-3. On July 21, 2003, Paul M. DiMare, an original filing person with the respect to this Schedule 13E-3, resigned from the Board of Directors, and, consequently, is no longer a filing person.

     The proposal is upon the terms and subject to the conditions set forth in the Preliminary Proxy Statement for a special meeting of stockholders, a copy of which was filed under cover of the Westwood Group's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3. Amendment No. 5 is being filed to reflect the filing of the Preliminary Proxy Statement. The information set forth in the Preliminary Proxy Statement including any appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and any appendices or exhibits thereto. The other purpose of the special meeting of stockholders is to transact such other business as may properly come before the special meeting of stockholders.

         All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.  Summary Term Sheet.

The information set forth in the Preliminary Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 2.  Subject Company Information.

(a) Name and Address. The Westwood Group, Inc. is the subject company. Its principal executive office is located at 190 V.F.W. Parkway, Revere, MA 02151 and its telephone number is (781) 284-2600.

(b) Securities. The Common Stock trades on the pink sheets under the symbol "TWGI." As of August 14, 2003, there were 351,210 outstanding shares of Common Stock and 912,015 outstanding shares of Class B Common Stock.

(c) Trading Market and Price. There is no established trading market for the Westwood Group's Common Stock or Class B Common Stock. The Common Stock is traded on the pink sheets under the symbol "TWGI." The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
         Schedule 13E-3.

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(d)      Dividends. No dividends have been declared by Westwood Group on its
         Common Stock or Class B Common Stock during 2002 or 2001. Westwood Group does not intend to pay cash dividends on either Common Stock or Class B Common Stock in the immediate future.

(e)      Prior Public Offerings.  None.

(f)      Prior Stock Purchases.  None.

Item 3.  Identity and Background of Filing Person.

(a) Name and Address. The Westwood Group, Inc., the subject company, is one of the filing persons of this statement. Its principal executive office is located at 190 V.F.W. Parkway, Revere, MA 02151 and its telephone number is (781) 284-2600. The business address for each of Charles F. Sarkis and Richard P. Dalton is 190 V.F.W. Parkway, Revere, MA 02151 and the telephone number is (781) 284-2600. The business address for Joseph M. Cassin is 711 Third Avenue, New York, New York 10017 and the telephone number is (212) 798-0116. Mr. Sarkis is the Chairman of the Board of Directors of the Westwood Group and a beneficial owner of approximately 70.75% of the outstanding shares of the Common Stock and 88.22% of the outstanding shares of the Class B Common Stock of the Westwood Group. Mr. Dalton is a Director, President and Chief Executive Officer of the Westwood Group and beneficial owner of approximately 13.38% of the outstanding shares of Common Stock of the Westwood Group. Mr. Cassin is a Director and a holder of an option to purchase 25,000 shares of Common Stock of the Westwood Group.

(b)      Business and Background of Entities.  Not applicable.

(c)      Business and Background of Natural Persons. The information required by
         (1) and (2) of this item is set forth under Part III, Item 10, titled "Directors and Executive Officers of the Registrant" of the Westwood Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The business address for Messrs. Sarkis and Dalton is 190 V.F.W. Parkway, Revere, Massachusetts 02151. The business address for Mr. Cassin is 711 Third Avenue, New York, New York 10017. (3) None of the filing persons who are natural persons was convicted in a criminal proceeding during the past five years. (4) None of the filing persons who are natural persons was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The information set forth in the Preliminary Proxy Statement under the caption "Background of the Proposed Reverse Stock Split" is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. (5) All of the filing persons who are natural persons are citizens of the United States.

Item 4.  Terms of the Transaction.

(a) Material Terms. The information set forth under the captioned "Summary Term Sheet;" "Amendment of Certificate of Incorporation to Effect the Reverse Stock Split;" "Contingent Payment;" "Reasons for and Purpose of the Reverse Stock Split;" "The Effects of the Reverse Stock Split;" "Financial Effect of the Reverse Stock Split;" and "Financing of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

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(c)      Different Terms. The information set forth under the captions "Summary
         Term Sheet;" "Contingent Payment;" "The Effects of the Reverse Stock Split;" and "Potential Detriments of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(d) Appraisal Rights. The information set forth under the caption "Appraisal Rights" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(e)      Provisions for Unaffiliated Security Holders.  None.

(f)      Eligibility for Listing or Trading.  Not Applicable.

Item 5.  Past Contacts, Transactions or Negotiations.

(a) Transactions. The information contained under the captions "Alternatives Considered" and "Other Information Concerning the Company and Affiliates" in the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Significant Corporate Events. The information set forth under the captions "Background of the Proposed Reverse Stock Split" and "Alternatives Considered" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
         Schedule 13E-3.

(c) Negotiations or Contacts. The information contained in the Preliminary Proxy Statement under the captions "Background of the Proposed Reverse Stock Split" and "Alternatives Considered" are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(e) Agreements involving the Subject Company's Securities. The information contained under the caption "Background of the Proposed Reverse Stock Split," "Other Information Concerning the Company and Affiliates" and "Security Ownership of Certain Beneficial Owners and Management" in the Preliminary Proxy Statement is incorporated herein pursuant to General Instruction F to Schedule 13E-3.

Item 6.  Purposes of the Reverse Stock Split and Plans or Proposals.

(b) Use of Securities Acquired. No securities will be acquired in the reverse stock split. Outstanding shares of Common Stock and Class B Common Stock that are exchanged will be cancelled.

(c)      Plans.

         (1)      None.

         (2)      None.

         (3) The information set forth under the captions "Financial Effect of the Reverse Stock Split;" "Potential Detriments of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders;" "Amendment of Certificate of Incorporation to Effect the Reverse Stock Split;" "Reasons and Purpose of the Reverse Stock Split;" and "The Effects of the Reverse Stock Split" of the Preliminary Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

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         (4)      None.

         (5)      None.

         (6) The information set forth under the captions "Reasons For and Purpose of the Reverse Stock Split" and "Conduct of the Westwood Group's Business After the Reverse Stock Split" of the Preliminary Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (7) The information set forth under the captions "Reasons For and Purpose of the Reverse Stock Split" and "Conduct of the Westwood Group's Business After the Reverse Stock Split" of the Preliminary Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (8) The information set forth under the captions "Reasons For and Purpose of the Reverse Stock Split" and "Conduct of the Westwood Group's Business After the Reverse Stock Split" of the Preliminary Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a) Purposes of the Reverse Stock Split. The information set forth under the caption "Reasons for and Purpose of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Alternatives. The information set forth under the caption "Alternatives Considered" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Reasons. The information set forth under the captions "Reasons for and Purpose of Reverse Stock Split" and "Background of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(d) Effects. The information set forth under the captions "Contingent Payment;" "Financial Effect of the Reverse Stock Split;" "Potential Detriments of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders;" "Conduct of the Westwood Group's Business after the Reverse Stock Split" and "Certain Federal Income Tax Consequences" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
         Schedule 13E-3.

Item 8.  Fairness of the Transaction.

(a) Fairness. The information set forth under the captions "Alternatives Considered;" "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split;" and "Fairness Opinion of Schroeder & Co." of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. No director dissented to or abstained from voting on the Rule 13E-3 transaction.

(b) Factors Considered in Determining Fairness. The information set forth under the captions "Contingent Payment;" "Alternatives Considered;" "Reasons for and Purpose of the Reverse Stock Split;" "Background of the Proposed Reverse Stock Split;" "Recommendation of the Board of Directors; Fairness of

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         the Reverse Stock Split;" and "Fairness Opinion" of the Preliminary
         Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Approval of Security Holders. The information set forth under the caption "Quorum and Vote Required" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The transaction is structured so that approval is required of at least (i) a majority of the votes entitled to be cast at the meeting by holders of the outstanding shares of Common Stock and Class B Common Stock, voting together as a single class, (ii) a majority of the votes entitled to be cast at the meeting by the holders of the outstanding shares of Common Stock held by unaffiliated stockholders, voting as a separate class, and (iii) a majority of the votes entitled to be cast at the meeting by the unaffiliated holders of the outstanding shares of Class B Common Stock voting as a separate class. For this purpose, an unaffiliated holder is a holder of either Common Stock or Class B Common Stock other than Charles F. Sarkis, Richard P. Dalton and Joseph M. Cassin, each an officer and/or director of the Westwood Group, and Paul M. DiMare, a former director of the Westwood Group.

(d) Unaffiliated representative. An unaffiliated representative has not been retained on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

(e) Approval of Directors. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The Rule 13e-3 transaction was approved by the non-employee director.

(f) Other Offers. The information set forth under the caption "Alternatives Considered" of the Preliminary Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

(a) - (c)The information set forth under the captions "Background of the Proposed Reverse Stock Split;" "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split;" and "Fairness Opinion of Schroeder & Co." is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3. The Opinion of Schroeder & Co. is an exhibit to the Preliminary Proxy Statement and is incorporated herein by reference to the Preliminary Proxy Statement pursuant to General Instruction F to Schedule 13E-3. The Opinion of Schroeder & Co., the Schroeder & Co. Fairness Opinion Outline and each of the Appraisal Reports by RM Bradley & Co., Inc. will be made available for regular business hours by any interested equity security holder or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth under the caption "Financing of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
         Schedule 13E-3.

(b) Conditions. The information set forth under the caption "Financing of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
         Schedule 13E-3.

(c) Expenses. The information set forth under the caption "Costs of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference.

(d) Borrowed Funds. The information set forth under the caption "Financing of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
         Schedule 13E-3.

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Item 11. Interest in Securities of the Issuer.

(a) Securities Ownership. The information set forth in the caption "Security Ownership of Certain Beneficial Owners and Management" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to the General Instruction F to Schedule 13E-3.

(b) Securities Transactions. At a telephonic board meeting held on July 29, 2003, the Board granted a non-qualified option to purchase 25,000 shares of the Company's Common Stock at a price of $4.00 per share to Mr. Cassin in consideration for serving as a member of the Westwood Group's Board of Directors. Mr. Cassin recused himself from consideration of this matter. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the Captions "Quorum and Vote Required" and "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(e) Recommendations of Others. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13. Financial Statements.

(a)      Financial Information.

(1) The information and financial statements set forth under Part II, Item 8, titled "Financial Statements and Supplementary Data," of the Westwood Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 are incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

(2) The information and financial statements set forth under Part I, Item 1, titled "Financial Statements" of the Westwood Group's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2003 are incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

(3) The information set forth under the caption "Selected Historical Financial Data" in the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

(4) The information set forth under the caption "Selected Historical Financial Data" in the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

(b) Pro Forma Information. The information and financial statements set forth under the caption "Pro Forma Financial Information" in the Preliminary Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

                                       9
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Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth under the caption "Proxies" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(b)      Employees and Corporate Assets.  None.

Item 15. Additional Information.

(b) Other Material Information. The information set forth in the Preliminary Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference. No officers, directors or control person will tender shares in the proposed tender offer that the Westwood Group intends to commence upon completion of the proposed reverse stock split. The information set forth under the captions "Summary Term Sheet;" "Reasons for and Purposes of the Reverse Stock Split;" and "Background of the Proposed Reverse Stock Split of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 16. Exhibits.

(a.1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(a.2)    Form of Proxy Card filed along with Preliminary Proxy Statement on
         Schedule 14A with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) Loan Reimbursement and Security Agreement, dated September 3, 2002, by and between Wonderland Greyhound Park Realty, LLC and Boson Federal Savings Bank (incorporated by reference to Exhibit b to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on December 23, 2002).

(c.1) The Opinion of Alouette Capital, Inc., dated September 17, 2002, as amended (incorporated by reference to Exhibit c.1 to Rule 13E-3 Transaction Statement filed on February 13, 2003).

(c.2) The Opinion of Alouette Capital, Inc., dated September 17, 2002 (incorporated by reference to Exhibit c.2 to Rule 13E-3 Transaction Statement filed on February 12, 2003).

(c.3) The Appraisal Report of RM Bradley & Co., Inc., dated January 21, 2001 (incorporated by reference to Exhibit c.2 to Rule 13E-3 Transaction Statement filed on October 25, 2002).

(c.4) The Appraisal Report of RM Bradley & Co., Inc., dated July 25, 2002 (incorporated by reference to Exhibit c.3 to Rule 13E-3 Transaction Statement filed on October 25, 2002).

(c.5) Common Stock Valuation Summary prepared by Alouette Capital, Inc., dated September 2002 (incorporated by reference to Exhibit c.4 to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on December 23, 2002).

(c.6) The Appraisal Report of RM Bradley & Co., Inc., dated July 16, 2003 (filed herewith).

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(c.7)    The Opinion of Schroeder & Co., dated July 29, 2003, filed as Exhibit B to the Preliminary Proxy Statement filed concurrently with this form is incorporated herein by reference.

(c.8) Schroeder & Co. Fairness Opinion Outline, dated July 29, 2003, as updated on August 13, 2003, (filed herewith).

(d)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                The Westwood Group, Inc.

                                By: /s/ Richard P. Dalton
                                    -------------------------
                                    Name: Richard P. Dalton
                                    Title: President and Chief Executive Officer
                                    Date: August 21, 2003

                                       12
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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CHARLES F. SARKIS

                                            By: /s/ Charles F. Sarkis
                                                -------------------------
                                                Name: Charles F. Sarkis
                                                Date: August 21, 2003

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            RICHARD P. DALTON

                                            By: /s/ Richard P. Dalton
                                                -------------------------
                                                Name: Richard P. Dalton
                                                Date: August 21, 2003

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

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            JOSEPH M. CASSIN

                                            By: /s/ Joseph M. Cassin
                                                ------------------------
                                                Name: Joseph M. Cassin
                                                Date: August 21, 2003

                                       15